Regulatory Announcement

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06014310

Company	C&C Group Plc
TIDM	CCR
Headline	Annual Report and Accounts
Released	18:26 07-Jun-06
Number	2400E

REFERENCE No: 82-34854

SUPPL

RECEIVED
2006 JUN 12 P 4:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

C&C Group plc
Annual Report and Accounts
Year ended 28 February 2006

Copies of the annual report for the year ended 28 February 2006 and the Annual General Meeting circular (including Notice of Annual General Meeting) have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel: +353 1 6778808

Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 20 7066 1000.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

The annual report is also available for viewing on our website www.candcgroupplc.com.

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

dlw 6/13

END

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